Filed Pursuant To Rule 433

Registration No. 333-233191

January 16, 2020

SPDR® Gold Shares ETF Capital Markets Perspective

GLD

Product Comparison
Key Trading Features

January 2020

SPDR Gold Shares (GLD®) was the first US-listed gold bullion-backed exchange traded fund (ETF). Other products have launched since GLD's 2004 debut, so for institutional investors, understanding that there are many factors to consider when choosing a gold ETF is of paramount importance.

Liquidity

One factor to consider for institutional investors is the market size, because higher trading volume is a key determinant of cost. GLD is the most traded gold ETF in the US, with a 12-month average daily notional trading volume nearly 5 times higher than its closest competitor.

12-Month Average Daily Notional Trading Volume

GLD $1,158,269,809	IAU $236,226,268

Source: Bloomberg Finance, L.P., State Street Global Advisors, for the one year period ending 12/31/2019.
The trading volume table above includes GLD and its biggest US-listed competitor in terms of assets under management, the iShares Gold Trust (IAU).
Inception dates: GLD: 11/18/2004, IAU: 1/21/2005.

Higher trading volume tightens bid-ask spreads, lowering trading costs for investors, whether they are buying, selling or rebalancing. Also, each share of GLD amounts to about 10 times more gold exposure than shares of IAU, GLD's biggest competitor by assets.[1] That means that for any given transaction, total per-share trading costs associated with the same amount of gold exposure are about 10 times less using GLD than using IAU. That's why the bid-ask spread on GLD, measured in basis points, is lower than IAU's in the following table.

Bid/Ask Spread Comparison

	GLD	IAU
Share Price	$142.90	$14.50
Bid/Ask Spread ($)	0.01	0.01
Bid/Ask Spread (bps)	**0.71**	**6.97**

Source: Bloomberg Finance, L.P., State Street Global Advisors, as of 12/31/2019. Share price is as of 12/31/2019. Bid/Ask Spread data is for the month of December 2019.

Trading Comparison

GLD's higher share price is an advantage for large investors. Compare a hypothetical $1 million dollar investment in GLD versus IAU. The same $1 million investment buys 6,998 shares of GLD, compared to 68,966 shares of IAU. Because investors need to buy roughly 10 times as many shares of IAU as GLD shares for similar gold exposure, costs related to bid-ask spreads and commissions are 10 times as much on IAU than on GLD, when those fees are paid on a per-share basis.

Gold Exposure Comparison

	GLD	IAU
Investment	$1,000,000	$1,000,000
Share Price	$142.90	$14.50
Bid/Ask Spread	$0.01	$0.01
Trading Cost	$71.28	$697.25
Shares Purchased	**6,998**	**68,966**

For illustrative purposes only.
Source: Bloomberg Finance, L.P., State Street Global Advisors, as of 12/31/2019.

1 At GLD's inception, each GLD share represented about 0.10000 of a troy ounce of gold. But accumulated expenses related to GLD's expense ratio has caused this relationship to shift over time. As of 12/31/2019, each GLD share equaled about 0.094255 of a troy ounce of gold. After IAU's 10-for-1 share split, payable June 23, 2010, one IAU share represented about 0.01000 of a troy ounce of gold. This relationship, too, has shifted over time due to accumulated expenses related to IAU's expense ratio. As of 12/31/2019, each IAU share equaled about 0.009571 of a troy ounce of gold.

STATE STREET GLOBAL ADVISORS SPDR®

1

Options Liquidity Securities Lending Revenue Trading GLD options is less expensive for the same reasons Securities lending can potentially offset costs for institutional as trading GLD shares. GLD’s options market is more than investors because of the revenues it can generate. The average 1,379 times larger than its biggest US competitor, IAU, as the amount on loan of GLD shares from 12/31/2018 through table below shows. The higher volume means tighter spreads 12/31/2019 was $720 million, compared to $71 million for IAU. and lower trading costs using GLD options versus using IAU options. Securities Lending Revenue Comparison Also, the trading costs related to options is subject to the same GLD IAU per-share realities as trading GLD shares. For the same-sized Average Total Balance ($m) $719.65 $71.25 transaction, the total bid-ask spread costs trading GLD options Average Utilization Rate (%) will be about one-tenth as much as using IAU options. 42.46 28.99 Average Security Lending Fee (bps) 4.41 14.67 Notional Options Open Interest Source: Markit, State Street Global Advisors, for the one year period ending 12/31/2019. GLD $43,797,078,040 IAU $31,750,650 Source: Bloomberg Finance, L.P., State Street Global Advisors, as of 12/31/2019. ETF Expense Ratio GLD IAU Gross Expense Ratio 0.40 0.25 Source: Morningstar, as of 12/31/2019. ssga.com Important Information Relating to SPDR® with ownership of shares in an investment (S&P); Dow Jones is a registered trademark Gold Trust (“GLD®”): company registered under the 1940 Act or the of Dow Jones Trademark Holdings LLC (Dow spdrs.com protections afiorded by the CEA. Jones); and these trademarks have been The SPDR Gold Trust (“GLD”) has filed a GLD shares trade like stocks, are subject to licensed for use by S&P Dow Jones Indices Important risk information registration statement (including a investment risk and will fluctuate in market LLC (SPDJI) and sublicensed for certain prospectus) with the Securities and value. The value of GLD shares relates directly purposes by State Street Corporation. State Investing involves risk, and you could lose Exchange Commission (“SEC”) for the to the value of the gold held by GLD (less its Street Corporation’s financial products are money on an investment in SPDR® Gold ofiering to which this communication expenses), and fluctuations in the price of gold not sponsored, endorsed, sold or promoted Trust (“GLD®”). relates. Before you invest, you should read could materially and adversely affect an bySPDJI, Dow Jones, S&P, their respective ETFs trade like stocks, are subject to the prospectus in that registration investment in the shares. The price received affiliates and third party licensors and none investment risk, fluctuate in market value and statement and other documents GLD has upon the sale of the shares, which trade at of such parties makes any representation may trade at prices above or below the ETFs’ filed with the SEC for more complete market price, may be more or less than the regarding the advisability of investing in such net asset value. Brokerage commissions and information about GLD and this ofiering. value of the gold represented by them. GLD product(s) nor do they have any liability in ETF expenses will reduce returns. Please see the GLD prospectus for a more does not generate any income, and as GLD relation thereto. Commodities and commodity-index linked detailed discussion of the risks of investing regularly sells gold to pay for its ongoing For more information, please contact the securities may be affected by changes in GLD shares. The GLD prospectus is expenses, the amount of gold represented by Marketing Agent for GLD: State Street in overall market movements, changes in available by http://spdrgoldshares.com/ each Share will decline over time to that extent. Global Advisors Funds Distributors, LLC, interstates, and other factors such as media/GLD/file/SPDR-Gold-Trust- The World Gold Council name and logo are a One Iron Street, Boston, MA, 02210; weather, disease, embargoes, or political and Prospectus-20170508.pdf. You may get registered trademark and used with the T: +1 866 320 4053 spdrgoldshares.com. regulatory developments, as well as trading these documents for free by visiting permission of the World Gold Council pursuant activity of speculators and arbitrageurs in the EDGAR on the SEC website at sec.gov or by to a license agreement. The World Gold Council 2020 State Street Corporation. underlying commodities. visiting spdrgoldshares.com. Alternatively, is not responsible for the content of, and is All Rights Reserved. Frequent trading of ETFs could significantly the Trust or any authorized participant will not liable for the use of or reliance on, this ID132302-2023233.9.1.AM.INST 0120 increase commissions and other costs such arrange to send you the prospectus if you material. World Gold Council is an afiliate Exp. Date: 04/30/2020 that they may offset any savings from low request it by calling 866.320.4053. of GLD’s sponsor. fees or costs. GLD is not an investment company registered GLD® is a registered trademark of World Gold Not FDIC Insured Diversification does not ensure a profit or under the Investment Company Act of 1940 Trust Services, LLC used with the permission of No Bank Guarantee guarantee against loss. (the 1940 Act) and is not subject to regulation World Gold Trust Services, LLC. May Lose Value Investing in commodities entails under the Commodity Exchange Act of 1936 Standard & Poor’s, S&P and SPDR are significant risk and is not appropriate (the CEA). As a result, shareholders of the registered trademarks of Standard & Poor’s for all investors. Trust do not have the protections associated Financial Services LLC, a division of S&P Global 2

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.